

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2023

Razvan Radulescu
Chief Financial Officer
Blue Bird Corp
3920 Arkwright Road, 2nd Floor
Macon, Georgia 31210

> **Re: Blue Bird Corp**
> **Form 10-K for the Fiscal Year Ended October 1, 2022**
> **Filed December 12, 2022**
> **File No. 001-36267**

Dear Razvan Radulescu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing